9/12

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A **BRANCH:**

FILE NO.: 83-1 **FISCAL YEAR:**

(03/94)

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

U.S.$1,000,000,000 4.25 per cent Notes due September 14, 2015
being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: September 7, 2005

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the U.S.$1,000,000,000 4.25 per cent Notes due September 14, 2015 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated September 9, 2005 (the "Terms Agreement") and the Pricing Supplement dated as of September 9, 2005 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	99.044%	0.15%	98.894%
Total:	$990,440,000	$1,500,000	$988,940,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated April 13, 2005
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

BANCO INTERAMERICANO DE DESARROLLO
BANCO INTERAMERICANO DE DESENVOLVIMENTO

INTER-AMERICAN DEVELOPMENT BANK
BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

April 13, 2005

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-4/05, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Fiscal Agency Agreement, dated December 7, 1962, as supplemented from time to time, between the Bank and the Federal Reserve Bank of New York (the "Fed Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Assistant General Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 96

U.S.$1,000,000,000 4.25 percent Notes due September 14, 2015

Issue Price: 99.044 percent

Application has been made to list the Notes
on the London Stock Exchange

Barclays Capital
HSBC
JPMorgan

Citigroup
Credit Suisse First Boston
Daiwa Securities SMBC Europe
Morgan Stanley
RBC Capital Markets
TD Securities
UBS Limited

The date of this Pricing Supplement is as of September 9, 2005

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

In connection with this issue, J.P. Morgan Securities Ltd. (the "Stabilizing Manager") (or persons acting on behalf of the Stabilizing Manager) may over-allot Notes (provided that the aggregate principal amount of Notes allotted does not exceed 105 percent of the aggregate principal amount of the Notes) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	96
2.	Aggregate Principal Amount:	U.S.$1,000,000,000
3.	Issue Price:	U.S.$990,440,000, which is 99.044 percent of the Aggregate Principal Amount
4.	Issue Date:	September 14, 2005
5.	Form of Notes (Condition 1(a)):	Book-entry only
6.	Authorized Denomination(s) (Condition 1(b)):	Book-entry only, U.S.$1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	September 14, 2015
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date (September 14, 2005)
13.	Fixed Interest Rate (Condition 5(I)):	
	(a) Interest Rate:	4.25 percent per annum
	(b) Fixed Rate Interest Payment Date(s):	Semi-annually in arrear on March 14 and September 14 in each year, commencing on March 14, 2006. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.
	(c) Fixed Rate Day Count Fraction(s):	30/360
14.	Relevant Financial Center:	New York and London
15.	Relevant Business Days:	New York and London
16.	Issuer's Optional Redemption (Condition 6(e)):	No
17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
18.	Governing Law:	New York

19. Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.
(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
(b) United Kingdom:	Each Manager agrees that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing:	London Stock Exchange
2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Federal Reserve Bank of New York; Euroclear; Clearstream, Luxembourg
3. Syndicated:	Yes
4. If Syndicated:	
(a) Liability:	Several and not joint
(b) Joint Lead Managers:	Barclays Bank PLC HSBC Bank plc J.P. Morgan Securities Ltd.
(c) Stabilizing Manager:	J.P. Morgan Securities Ltd.
5. Commissions and Concessions:	0.15% of the Aggregate Principal Amount
6. Codes:	
(a) Common Code:	022976095
(b) ISIN:	US4581X0AH11
(c) CUSIP:	4581X0AH1
(d) WKN Number:	A0GFED

7. Identity of Managers:

Barclays Bank PLC
HSBC Bank plc
J.P. Morgan Securities Ltd.
Citigroup Global Markets Limited
Credit Suisse First Boston (Europe) Limited
Daiwa Securities SMBC Europe Limited
Morgan Stanley & Co. International Limited
Royal Bank of Canada Europe Limited
The Toronto-Dominion Bank
UBS Limited

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

INTER-AMERICAN DEVELOPMENT BANK

By: [signature]
Name: John R. Hauge
Title: Finance Manager

Exhibit C

TERMS AGREEMENT NO. 96 UNDER
THE PROGRAM

September 9, 2005

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's U.S.$1,000,000,000 4.25 percent Notes due September 14, 2015 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on September 14, 2005 (the "Settlement Date"), at an aggregate purchase price of U.S.$990,440,000 adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and

(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, which is the issue price of 99.044 per cent of the principal amount less a combined management and underwriting commission of 0.15 per cent of the principal amount. For the avoidance of doubt, the Managers' purchase price after the above adjustments is 98.894 percent of the principal amount, which is U.S.$988,940,000.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (U.S.$)
Barclays Bank PLC	333,333,333
HSBC Bank plc	333,333,333
J.P. Morgan Securities Ltd.	333,333,334
Citigroup Global Markets Limited	0
Credit Suisse First Boston (Europe) Limited	0
Daiwa Securities SMBC Europe Limited	0
Morgan Stanley & Co. International Limited	0
Royal Bank of Canada Europe Limited	0
The Toronto-Dominion Bank	0
UBS Limited	0

2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 021000021 JPMCHASE/LDSL; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed J.P. Morgan Securities Ltd. as Stabilizing Manager with respect to this issue of Notes.

4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and

powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Fed Fiscal Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Capital Markets Division
Telephone: 202-623-2441
Facsimile: 202-623-3388

FOR THE JOINT LEAD MANAGERS:

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
Attention: Debt Capital Markets

Telephone: +44 20 7773 9098
Facsimile: +44 20 7773 4876

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom
Attention: Transaction Development
Telephone: +44 20 7991 8888
Facsimile: +44 20 7992 4973

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
Attention: Head of Debt Syndicate and
Head of Transaction Execution Group
Facsimile: +44 207 325 8270

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

8. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1993, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the

undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that (A) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (B) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Barclays Bank PLC
HSBC Bank plc
J.P. Morgan Securities Ltd.
(the "Joint Lead Managers")

BARCLAYS BANK PLC

By: [signature]
Name: KATE CRAVEN
Title: ATTORNEY-IN-FACT

HSBC BANK PLC

By: ______________________
Name:
Title:

J.P. MORGAN SECURITIES LTD.

By: ______________________
Name:
Title:

Citigroup Global Markets Limited
Credit Suisse First Boston (Europe) Limited
Daiwa Securities SMBC Europe Limited
Morgan Stanley & Co. International Limited
Royal Bank of Canada Europe Limited
The Toronto-Dominion Bank
UBS Limited
(together with the Joint Lead Managers, the "Managers")

By: J.P. MORGAN SECURITIES LTD.

By: ______________________
Name:
Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Barclays Bank PLC
HSBC Bank plc
J.P. Morgan Securities Ltd.
(the "Joint Lead Managers")

BARCLAYS BANK PLC

By: ______________________
Name:
Title:

HSBC BANK PLC

By: ______________________
Name: Mossman Roueché
Title: Head of Transaction Development

J.P. MORGAN SECURITIES LTD.

By: ______________________
Name:
Title:

Citigroup Global Markets Limited
Credit Suisse First Boston (Europe) Limited
Daiwa Securities SMBC Europe Limited
Morgan Stanley & Co. International Limited
Royal Bank of Canada Europe Limited
The Toronto-Dominion Bank
UBS Limited
(together with the Joint Lead Managers, the "Managers")

By: J.P. MORGAN SECURITIES LTD.

By: ______________________
Name:
Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Barclays Bank PLC
HSBC Bank plc
J.P. Morgan Securities Ltd.
(the "Joint Lead Managers")

BARCLAYS BANK PLC

By: ______________________________
Name:
Title:

HSBC BANK PLC

By: ______________________________
Name:
Title:

J.P. MORGAN SECURITIES LTD.

By: ______________________________
Name: LAUREL S HURST
Title: VICE PRESIDENT

Citigroup Global Markets Limited
Credit Suisse First Boston (Europe) Limited
Daiwa Securities SMBC Europe Limited
Morgan Stanley & Co. International Limited
Royal Bank of Canada Europe Limited
The Toronto-Dominion Bank
UBS Limited
(together with the Joint Lead Managers, the "Managers")

By: J.P. MORGAN SECURITIES LTD.

By: ______________________________
Name: LAUREL S HURST
Title: VICE PRESIDENT

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: John R Hauge

Name: John R. Hauge
Title: Finance Manager

DC_LAN01:201167.5